Exhibit (c)(2)

Warrantech Corporation

FAIRNESS OPINION

AND VALUATION ANALYSIS

TABLE OF CONTENTS

SECTION

FAIRNESS OPINION	I
FAIRNESS OPINION BACKUP	II

150 SOUTH RODEO DRIVE, SUITE 100 BEVERLY HILLS, CA 90212

310-246-3700	800-929-2299

June [_], 2006

The Special Committee of the

Board of Directors of

Warrantech Corporation

2200 Highway 121, Suite 100

Bedford, TX 76021

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Warrantech Corporation (“Warrantech” or the “Company”) of the aggregate consideration to be received in connection with the sale of the common stock of the Company (the “Transaction”) to one or more affiliates of H.I.G. Capital, LLC (“HIG” or the “Buyer”). Pursuant to the Transaction, which will be structured as a merger, the Buyer will pay $0.75 in cash for each issued and outstanding share of common stock and for each outstanding in-the-money option to acquire common stock (net of exercise price) (the “Per Share Consideration”). IC has analyzed the fairness of the Per Share Consideration to be received by the shareholders of Warrantech in the Transaction.

We express no view with respect to any aspect of the Transaction other than as described in the immediately preceding sentence. As such, we did not consider or analyze the fairness of the proposed Great American Insurance Company Note, the loan forgiveness to certain directors of the Company, or any other proposed term of the Transaction.

In connection with this opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:

(i)	Reviewed a draft of the Agreement and Plan of Merger by and among, Buyer, a wholly-owned subsidiary of Buyer and the Company, dated June 1, 2006;
(ii)

Analyzed certain publicly available information that we believe to be relevant to our analysis, including the Company’s annual report on Form 10-K for the fiscal year ended (“FYE”) March 31, 2005, as amended, the Company’s quarterly report on Form 10-Q for the quarter ended December 31, 2005, as amended and the Company’s Form 8-K dated March 14, 2006;

(iii)	Reviewed the Company’s budget for FYE 2006 furnished to us by senior management of Warrantech;
(iv)	Reviewed the Company’s projections for FYE 2007 through 2010 furnished to us by senior management of Warrantech;
(v)	Reviewed the Company’s net operating loss carry-forward;
(vi)	Reviewed certain publicly available business and financial information relating to Warrantech that we deemed to be relevant;
(vii)

Conducted discussions with members of senior management of Warrantech, as well as members of the Special Committee, concerning the matters described in clauses (i) through (v) above, as well as the prospects and strategic objectives of Warrantech;

(viii)	Reviewed public information with respect to certain other companies with financial profiles which we deemed to be relevant; and
(ix)

Conducted such other financial studies, analyses and investigation and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

The Special Committee of the

Board of Directors of

Warrantech Corp.

June [_], 2006

With your consent, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted or have been furnished with any current independent valuation or appraisal of any assets of the Company or any appraisal or estimate of liabilities of the Company. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management of Warrantech as to the future financial performance of the Company. We have also relied upon the assurances of senior management of Warrantech that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view as to, such financial forecasts or the assumptions on which they are based.

Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof and does not address the fairness of the Per Share Consideration as of any other date. The financial markets in general, and the markets for the securities of the Company in particular, are subject to volatility, and our opinion does not purport to address potential developments in the financial markets or in the markets for the securities of the Company after the date hereof.

Our opinion expressed herein has been prepared for the information of the Special Committee and the Board of Directors of the Company in connection with their consideration of the Transaction. Our opinion does not constitute a recommendation as to any action the Company or any shareholder of the Company should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of any alternatives discussed by the Special Committee or the Board of Directors of the Company. This opinion may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent, except that a copy of the opinion may be reproduced in full and otherwise referred to in the Company’s proxy statement and related filings describing the Transaction.

In the ordinary course of its business and in accordance with applicable state and federal securities laws, Imperial Capital, LLC may actively trade the equity securities of Warrantech for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based on and subject to the foregoing, we are of the opinion that as of the date hereof, the Per Share Consideration to be received by the shareholders of Warrantech in the Transaction is fair from a financial point of view.

Very truly yours,

Imperial Capital, LLC

INTRODUCTION

The following is a summary of the analysis conducted by Imperial Capital (“IC”) with respect to the proposed sale of the common stock of the Warrantech Corporation (“Warrantech” or the “Company”) to one or more affiliates of H.I.G. Capital, LLC (“HIG” or the “Buyer”) (the “Transaction”). Pursuant to the Transaction, the Buyer will pay $0.75 in cash for each issued and outstanding share of common stock and for each outstanding in-the-money option to acquire common stock (net of exercise price) (“Per Share Consideration”). IC has analyzed the fairness of the proceeds to be received by the shareholders of Warrantech in the Transaction.

IC has been engaged to opine as to the fairness of the Per Share Consideration, from a financial point of view, to be paid to the shareholders of Warrantech. In order to accomplish this, IC has used various valuation methodologies (described more fully below) to estimate the fair market value (“FMV”) of Warrantech’s common shares.

Section II	Page 1

BACKGROUND OF THE COMPANY

Overview of Warrantech

Warrantech Corporation (OTCBB: WTEC), through its subsidiaries, offers service contracts and extended warranties on automotive and consumer products (“Programs” and “Plans,” respectively). The Company has historically operated three segments, Automotive, Consumer Products, and International; however, the Company has discontinued the International segment and has recently commenced a Home segment which, as of the LTM date, had produced no revenues. The Automotive segment designs, develops, markets, and acts as a third party administrator for vehicle service contract Programs and other related automotive after-sale products. This segment sells its Programs through franchised and independent automobile dealers, leasing companies, repair facilities, retail stores, financial institutions, and other specialty marketers. The Consumer Products segment develops, markets, and administers extended warranties and product replacement Plans on household appliances, consumer electronics, televisions, computers, and home office equipment, which are sold principally through retailers, distributors, manufacturers, utility companies, financial institutions, and other specialty marketers. The Company provides its services primarily in the United States and Canada. Warrantech was founded in 1983 and is headquartered in Bedford, Texas with approximately 360 employees.

The following chart outlines the Company’s business model as an intermediary between its clients, the end customers, and the insurers.

Business Model

Section II	Page 2

On a Program-by-Program basis, the Company contracts with highly rated independent insurance companies or risk retention groups to provide coverage for the Plans to be sold or issued under the Programs. This coverage obligates the insurer to pay the cost of repairs or replacements of the products covered by the Plans. In the Home segment, the Company is self insured.

Plans issued under the Company’s Programs provide consumers with expanded and/or extended product breakdown coverage for a specified period of time (and/or mileage in the case of automobiles and recreational vehicles), similar to that provided by manufacturers under the terms of their product warranties. Coverage generally provides for the repair or replacement of the product, or a component thereof, in the event of its failure. The Company’s Programs provide clients with the opportunity for increased revenue and income without incurring the costs and responsibilities of operating their own programs.

The Plans for the Automotive and Consumer Products segments generally have terms extending up to one hundred twenty (120) months or, in the case of mileage based Plans, up to one hundred fifty thousand (150,000) miles. All repairs and/or replacements required under the Plans are performed by independent third party repair facilities or dealers. The cost of any repair or replacement under these Plans is generally paid by the insurance company.

Each Plan contains the name of a designated obligor that is legally responsible for the cost of any valid claim submitted under the Plan. The Company, however, arranges for an independent insurance company to issue a policy on behalf of the named obligor that covers all of the obligor’s liabilities under the Plan for the Automotive and Consumer Products segments. As a result, the insurance company is then ultimately responsible for paying the cost of any and all valid claims submitted under these Plans. In the event, however, that the insurance company refuses or is unable to pay a covered claim, the designated obligor will be responsible for the payment and it will have recourse against the insurance company or its estate (in the event of an insolvency or liquidation) to recover the payment.

Business Segments

Below is a more detailed summary of Warrantech’s lines of business:

Automotive (LTM 12/31/05 Revenues: $75.0 million / 60.5% of total LTM 12/31/05 Revenues) – The Company’s Automotive segment designs, develops, markets and acts as a third party administrator for vehicle service contract (“VSC”) programs and other related automotive after-sale products. These products are sold principally by franchised and independent automobile dealers, leasing companies, repair facilities, retail stores, financial institutions and other specialty marketers.

The Company is a supplier to various insurance companies for their claims runoff projects and provides administrative services to the provider companies of automotive products. VSCOnline, a front-end business rating and processing system, teams with VSC Claims Online to make available a paperless environment for Warrantech Automotive’s clients.

Section II	Page 3

The VSC is a contract between the dealer/lessor or third party obligor (except in California and Florida, where the contract is between Warrantech Automotive and the vehicle purchaser/lessee) and the vehicle purchaser/lessee that offers coverage for a term extending up to one hundred twenty (120) months or, in the case of mileage based VSC’s, up to one hundred fifty thousand (150,000) miles. Coverage is available in the event of the failure of a broad range of mechanical components occurring during the term of the VSC, other than failures covered by a manufacturer’s warranty.

Although each VSC sold or issued under a Program designates an obligor that is legally responsible for the cost of valid repairs or replacements made thereunder, those liabilities are fully insured by an independent insurance company that is ultimately responsible for such costs. Currently, Great American Insurance Company (“GAIC”) is the primary insurer of Warrantech Automotive’s VSC Programs. On reinsurance Programs offered to automobile dealerships and other specialty marketers, the Company has an agreement with Heritage Warranty Insurance Risk Retention Group, Inc. and an agreement with Automotive Underwriters Insurance Company, Inc., a risk retention group.

•

Consumer Products (LTM 12/31/05 Revenues: $41.5 million / 33.5% of total LTM 12/31/05 Revenues) – The Company’s Consumer Products segment develops, markets and administers extended warranties and product replacement plans on household appliances, consumer electronics, televisions, computers and home office equipment, which are sold principally through retailers, distributors, manufacturers, utility companies, financial institutions and other specialty marketers. Warrantech also markets these warranties and plans directly to the ultimate consumer on behalf of the retailer/dealer and/or the manufacturer through telemarketing and direct mail campaigns. It also offers call center and technical computer services.

The extended warranties and product replacement plans administered by Warrantech Consumer Products are service contracts between the purchaser and the retailer/dealer and/or the insurance company that offers coverage ranging from 12 to 60 months.

The Consumer Products segment also develops, markets, and administers service contract programs in the United States and Canada covering mechanical breakdowns of the working systems and components in homes. These programs protect homeowners against repairs in case of a breakdown of one or more of the major home systems including heating and air conditioning, plumbing, electrical and built-in appliances.

The Programs marketed and administered by Warrantech Consumer Products require that the selling dealer, distributor or manufacturer enter into an agreement outlining the duties of each party. Those duties specifically assumed by Warrantech Consumer Products include the development and distribution of marketing materials, sales and motivational training, processing of service contracts, operating a call center and the adjustment and payment of claims. It has also entered into service center agreements with independent third party, authorized repair facilities located throughout the United States and Canada. These service center agreements bind the amount of reimbursement the repair facility will receive for performance on a repair claim.

The Company has entered into service center agreements with independent third party, repair facilities located throughout the United States and Canada. On September 1, 2004, the Company began offering one-year

Section II	Page 4

extended home product warranties which will not be insured by third party insurance companies, but will be obligations solely of the Company.

Revenue By Segment

Management Team

•	Joel San Antonio – Chairman & CEO
•	Richard Gavino – Executive Vice President, Chief Financial Officer
•	Chris Ford – President, Warrantech Automotive
•	Steve Williams – President, Warrantech Consumer Products Services
•	Evan Rothman – President, Warrantech Home Services
•	Richard Rodriguez – President, Warrantech International

Section II	Page 5

INDUSTRY OVERVIEW

Administration of extended warranties is a $60+ billion industry in the United States

•	Automotive: $6.0 billion
•	Consumer Products: $4.0 billion
•	Home Services: $50.0 billion

Extended warranty and service contract sales are critical to merchant economics

• Automotive
• 30% of new car buyers purchase an extended warranty
• 60% of used car buyers purchase an extended warranty
• Consumer Products
• 20% of consumers purchase an extended warranty

The Company believes it is among the ten largest independent third party administrators in the United States. All of the Company’s business segments compete with subsidiaries and/or divisions of major financial institutions and insurance companies such as Aon and American International Group. The segments also compete against programs offered by product manufacturers. This is particularly true for the Automotive segment which competes against VSC programs offered by major manufacturers such as General Motors, Ford and Chrysler. The Company acknowledges that a number of these competitors have significantly more employees, greater financial resources and more immediate name recognition than the Company. It believes, however, that its broad client base and the competitive strengths and advantages described above have allowed it to compete effectively and will enable it to grow its business in the future.

Significant participants in the extended warranty and service contract business include:

Significant Participants

Section II	Page 6

- Automotive: • Aon Warranty Group • APCO (Ford) • API • CNA Financial • GM • Interstate National Dealer Services • Protective Insurance • United American Warranty • Warrantech	- Consumer Products: • Aon Warranty Group • Assurant (Fortis) • GE • National Electronics Warranty Company • Service Net • Warrantech • Zurich	- Home Services: • American Home Shield • 2-10 Home Buyers Warranty • HMS • Old Republic • First American Home Warranty • Warrantech

Source: Warrantech Corporation.

Section II	Page 7

Financial Summary

The decrease in the Automotive segment’s gross revenues during FY2005 was due to the downturn in sales of new cars and a reduction in volume arising from premium rate increases. The increase in the Consumer Products segment’s gross revenues during FY2005 was due to the opening of additional stores by one of the Company’s top dealers. The decrease in the International segment’s gross revenues during FY2005 resulted from lower sales volumes in Puerto Rico due to the suspension of auto warranty sales, partially offset by higher sales volume from customers in South America.

A summary of the Company’s historical operating performance is set forth below:

Financial Summary

Section II	Page 8

Balance Sheet

Section II	Page 9

PROPOSED TRANSACTION

On April 17, 2006, HIG sent a term sheet to the Company outlining preliminary terms of a proposed Transaction. Key terms of the proposal include:

Structure - The acquisition of the Company by HIG is proposed to be effected by a merger of an affiliate of HIG with and into the Company.

Purchase Price - The consideration paid in the merger would be $0.75 (revised price as of June 1, 2006) for each issued and outstanding share of common stock and for each outstanding in-the-money option to acquire common stock (net of exercise price). The merger consideration would be payable in cash.

Premiums Analysis

GAIC Obligation - The Company will deliver a promissory note (the “GAIC Note”) to GAIC, the primary insurer of Warrantech Automotive’s VSC Programs, representing the amount that the Company has recorded on its balance sheet as owed to GAIC (approximately $20 million) and consent to the sale of the GAIC Note to HIG or its designee. Following the Transaction, GAIC will no longer provide insurance services to the Company.

Section II	Page 10

Outlined below is a summary of the loans made by the Company to the directors for the purpose of purchasing Company stock in 1998. As part of the proposed Transaction with HIG, the obligation under the promissory notes issued to Joel San Antonio, Warrantech’s Chairman and Chief Executive Officer, and William Tweed and Jeff J. White, members of Warrantech’s Board of Directors (collectively, the “Notes”), would be partially forgiven and in turn, Mr. San Antonio, Mr. Tweed, and Mr. White will receive no cash proceeds from the sale of their beneficial ownership in the Company.

Loans to Directors

On July 6, 1998, Joel San Antonio, Warrantech’s Chairman and Chief Executive Officer, and William Tweed and Jeff J. White, members of Warrantech’s Board of Directors, exercised an aggregate of 3.0 million of their vested options to purchase Warrantech common stock. Notes totaling $8.0 million were signed with interest payable over three years at an annual rate of 6%. The Notes, which were with recourse and secured by the stock certificates issued, initially matured July 5, 2001.

Following restructurings and loan extensions in 2000 and 2002, the total amount of the Notes as of March 31, 2005, including capitalized interest, was $11.0 million.

The value of the collateral for the Notes, which consists of a total of 3.0 million shares of the Company’s common stock, is currently worth approximately $1.65 million as of June 2, 2006, based upon the market price of the Company’s stock.

Section II	Page 11

VALUATION METHODOLOGIES

In order to evaluate the fairness of the proposed Transaction, IC performed the following:

•	estimated a reasonable range of the fair market value (“FMV”) of the total enterprise value (“TEV”) of the Company;
•	estimated a reasonable range of the equity value of the Company, based on the Company’s balance sheet as of December 31, 2005.

IC employed different valuation methodologies to approximate the FMV of the TEV of the Company. IC believes the most appropriate valuation methodologies are: (i) the Market Approach - Multiple Analysis; and (ii) the Discounted Cash Flow Approach (“DCF”).

For the purposes of calculating equity value, IC did not net the Company’s cash balance against the debt balance as the cash balance is not viewed as excess and will likely be required in order for the Company to execute its strategic plan.

Market Approach

The Market Approach is a valuation technique in which the FMV is estimated based on market prices in actual transactions and on asking prices for currently available assets. The valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. Consideration such as similarity, exposure to macroeconomic and/or specific industry factors, location, and time of sale of similar assets are compared to the subject asset to indicate a current value of the subject asset. Additionally, for this approach to be reliable, there are two requisites: (i) an active public market; and (ii) an exchange of comparable assets.

Multiple Analysis

The Market Approach, utilizing market multiples, indicates the FMV of a business by comparing it to publicly-traded companies in similar lines of business, or with similar risk-return profiles (“Comparables”). The value of different businesses can often be stated in relative terms, such as a multiple of: (i) revenue; (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”); (iii) earnings before interest and taxes (“EBIT”); (iv) free cash flow (“FCF”); or (v) net book value of assets (collectively, the “Market Multiples”). Market Multiples for companies operating in an industry are in part determined by the similar external market conditions that they face (the common opportunities and threats) and in part by each company’s internal factors (its own strengths and weaknesses).

The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. Therefore, an analysis of the Market Multiples of companies engaged in similar businesses or in businesses that have similar risk-return profiles yields insight into investor perceptions regarding their return requirements and, therefore, the value of the subject.

Section II	Page 12

Outside investors, potential acquirers and stockholders in Warrantech will look to public companies that are similar to the Company to provide guidance on valuation. In the case of the Company, there are no other publicly traded, dedicated third-party administrators of warranty programs or service contracts. The Company primarily competes with subsidiaries and/or divisions of major financial institutions, insurance companies, or against programs offered by product manufacturers. However, IC does not deem these competitors as appropriate Comparables due to the competitor’s diversity of products and services, and the competitor’s relative warranty and service contract administration revenue as a percent of total revenues. In selecting the Comparables, IC evaluated various consumer oriented service focused companies operating via a broker/agent revenue model. We believe Comparables from the insurance brokerage industry provided the best available Comparables. We searched comprehensive lists and directories of public companies. The primary sources used to produce the list of Comparables included:

•	Capital IQ;
•	Bloomberg; and
•	Hoover’s.

Certain determinant factors are: (i) the company had to provide consumer oriented services operating via a broker/agent revenue model; (ii) the company had to make its financial information public; and (iii) the company was required to have an active trading market to measure public perception. The Comparables selected were:

Insurance Brokerage Companies

•	Arthur J Gallagher & Co. (NYSE:AJG)
•	Brooke Corp. (NasdaqNM:BXXX)
•	DCAP Group Inc. (NasdaqSC:DCAP)
•	Hilb Rogal & Hobbs Co. (NYSE:HRH)
•	Hub International Ltd. (NYSE:HBG)

Section II	Page 13

The following is a brief description of the business operations for the selected Comparables:

Insurance Brokerage Companies

Arthur J Gallagher & Co. (NYSE:AJG)

Arthur J. Gallagher & Co. and its subsidiaries operate as an insurance brokerage and risk management services firm. It provides insurance brokerage, risk management, and related services to clients in the United States and internationally. The company operates through three segments: Brokerage, Risk Management, and Financial Services. The Brokerage segment places insurance for and services commercial, industrial, institutional, governmental, religious, and personal accounts; places insurance on behalf of other brokers, as well as places surplus lines coverages for specialized risks; and manages employee benefit programs through fully insured and self-insured programs. The Risk Management segment provides property/casualty claim third-party administration, loss control, risk management consulting, and insurance property appraisals. The Financial Services segment manages Gallagher’s investment portfolio. Its investment portfolio includes tax investments, real estate partnerships, an alternative investment fund manager, notes receivable from investees, and investment in an airplane leasing company that leases two cargo airplanes to the French Postal Service. Arthur J. Gallagher & Co. serves business institutions, not-for-profit organizations, associations and municipal, other governmental entities, and the United States and multi national corporations engaged in commercial and industrial businesses. The company was founded by Arthur J. Gallagher in 1927 and is headquartered in Itasca, Illinois.

Brooke Corporation (NasdaqNM:BXXX)

Brooke Corporation, through its subsidiaries, sells property and casualty insurance, and other services to individuals and small businesses through a network of franchised locations in the United States. The company operates in three segments, Franchise Services, Lending Services, and Brokerage Services. The Franchise Services segment engages in the sale of insurance, financial, funeral, and credit services on a retail basis through franchisees. The Lending Services segment activities include the solicitation, underwriting, origination, sale, and servicing of loans. The Brokerage Services segment engages in the sale of insurance policies on a wholesale basis; the brokerage of loans for general insurance agencies, captive insurance agencies, funeral homes, and other small businesses; and the management of offshore insurance companies. The company offers general insurance services that sell property and casualty insurance, such as homeowners and small business insurance; auto insurance services; and business insurance services that sell property, liability, commercial auto, workers compensation, and other insurance to small business owners. As of December 31, 2005, the company operated 552 franchise locations. The company was founded by Robert D. Orr as Brooke Financial Services, Inc. in 1986 and is based in Overland Park, Kansas.

Section II	Page 14

DCAP Group, Inc. (NasdaqSC:DCAP)

DCAP Group, Inc. and its subsidiaries engage in the ownership and operation of storefront insurance agencies in the United States. The company sells retail auto, motorcycle, boat, business, and homeowner’s insurance products primarily to individuals through its network of retail offices and franchise operations. It also provides insurance premium financing services. In addition, the company provides automobile club services for roadside emergencies and tax preparation services. As of July 12, 2005, DCAP Group operated 71 owned or franchised storefront locations. The company was incorporated in 1961. The company was formerly known as Extech Corporation and changed its name to DCAP Group, Inc. in 1999. DCAP Group is based in Hewlett, New York.

Hilb Rogal & Hobbs Co. (NYSE:HRH)

Hilb Rogal & Hobbs Company, through its subsidiaries, operates as an insurance brokerage firm primarily in the United States and the United Kingdom. It serves as an intermediary between its clients and insurance companies that underwrite client risks. The company primarily acts as an agent in soliciting, negotiating, and effecting contracts of insurance through insurance companies. It offers various insurance products, including property and casualty, and employee benefits insurance. In addition, the company offers advisory services to claims administration and loss control consulting services, and risk management and employee benefit advisory services. It offers its services to personal to large national accounts, as well as to middle-market, and commercial and industrial accounts. The company was founded in 1982. It was formerly known as Hilb, Rogal and Hamilton Company and changed its name to Hilb Rogal & Hobbs Company in 2004. The company is headquartered in Glen Allen, Virginia.

Hub International Limited (NYSE:HBG)

Hub International Ltd. operates as an insurance broker in North America. The company provides various property and casualty, life and health, employee benefits, and risk management products and services to commercial and personal accounts in the United States and Canada. The company offers commercial and specialized insurance products and services to businesses; personal insurance products and services to individuals; and program products and services to affinity groups and associations, such as lawyers’ associations, medical associations, and other professional groups. Hub International’s specialized risk products cover various exposures, such as environmental, professional liability, and directors’ and officers’ liability. The company’s risk management services include claims management, risk finance structuring, exposure evaluation, coverage analysis, and contract review. Hub International also provides reinsurance brokerage services from offices in New York, Chicago, Dallas, and Los Angeles. The company offers its products through various channels, including retail, wholesale, and call-centers. Hub International was founded in 1998 and is headquartered in Chicago, Illinois.

Section II	Page 15

The tables below provide a summary of the selected Comparables and their relevant market multiples.

Comparable Company Analysis – Trading

Comparable Company Analysis – Forward Multiples

Comparable Company Analysis – Operating Results & Margins

Section II	Page 16

Market Multiple Method

Valuation Market Multiples for the Comparables were derived based on publicly available financial information. TEV is defined as the book value of the company’s net debt and preferred equity (where book value approximates fair market value) plus the market value of the company’s common equity. The market value of the common equity is computed by multiplying the number of shares outstanding by the current stock price.

As exhibited previously, IC believes that multiples derived from the operating data of the Comparables presented were given specific consideration in the selection of the appropriate Market Multiples for the Company. Furthermore, consideration was given to the range of multiples as well as the mean multiples. We considered the TEV/Revenue multiple to be most meaningful and appropriate because of the Company’s negative EBITDA and EBIT margins.

IC believes that it is inappropriate to base a valuation estimate on a multiple of the Company’s projected EBITDA as sufficient uncertainty exists regarding the Company’s ability to achieve its projected margin levels given historical operating performance, and given the Company’s latest fiscal year EBITDA shortfall vs. internal budget.

Due to the pass-through nature of Warrantech’s revenue (premiums to third-party insurance companies are included in revenue and expensed through direct costs), IC determined that gross profit (earned admin income) is a more appropriate operating metric for which to compare to the Comparables’ revenue. The Comparables’ revenue consists primarily of commission income. As such, IC applied the Comparables’ average LTM revenue multiple to the Company’s LTM gross profit.

To arrive at a revenue multiple range, IC adjusted the Comparables’ average LTM revenue multiple as follows:

•

IC applied a 20.0% to 30.0% discount to the multiple because of the Company’s weak historical performance relative to the Comparables. Warrantech’s 3-year gross and net revenue compound annual growth rates (“CAGR”) for the period ending March 31, 2005 were (6.5%) and 4.8%, respectively, vs. an average CAGR for the Comparables of 15.0%. In addition, the Company has a negative EBITDA margin for the LTM period ending December 31, 2005 vs. an average EBITDA margin of 21.0% for the Comparables.

•	IC applied a 10.0% discount to the multiple because of the Company’s liquidity relative to the Comparables.
•

IC applied a 10.0% discount to the multiple because of the Company’s size relative to the Comparables. The Company generated $28.9 million of gross profit / earn admin fees during the LTM period ending December 31, 2005 vs. average revenue for the Comparables of $549.0 million.

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Based on the Comparables’ performance, liquidity, and size relative to the Company, IC believes that an appropriate discount rate for the average LTM revenue multiple would be in the range of 40.0% to 50.0%.

The Transaction requires the securitization of the Company’s outstanding obligations to GAIC. As such, a long-term debt obligation of $20 million will be included in the Company’s capital structure post transaction. The incremental $20 million obligation has been presented separately in the following table and is labeled as “GAIC Note”.

Market Approach – Revenue Multiple Analysis

Discounted Cash Flow (“DCF”)

The fundamental premise of the DCF Approach is to estimate the available cash flows a prudent investor would expect a company to generate over its remaining life. IC relied on the Company’s cash flow projections for FY 2006 through 2010, as provided by Warrantech’s management (the “Warrantech Management Projections”). FY 2011 projections were calculated by IC based on the FY 2006 through 2010 projections with the approval of Warrantech’s management.

The estimated available cash flows for each year are discounted to their present value equivalent using an appropriate rate of return to determine present value. The residual or terminal value of the business at the end of the projection period is estimated, discounted to its present value equivalent, and added to the present value equivalent of the discrete projection period estimated cash flows to estimate the TEV of a subject company. Total debt is then subtracted from the subject company’s TEV and excess cash is added resulting in the value of the Company’s implied equity value.

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The following outlines the steps involved in applying the DCF analysis: (i) determination of future cash flows based upon the projections; (ii) selection of an appropriate discount rate for the subject company’s projections; (iii) determination of a residual or terminal value for the subject company; and (iv) determination of the TEV and resulting equity value for the company.

Determination of Future Cash Flows

IC relied on the following sources which were provided by Warrantech’s management to determine the future cash flows of the Company: (i) the Company’s FY 2007 through 2011 projections; and (ii) management discussions.

The table below presents the Company’s projected financial results for the projected calendar years ending March 31, 2007 through 2011.

Warrantech Management Projections

Section II	Page 19

Selection of an Appropriate Discount Rate

To arrive at the present value of the cash flows available in the DCF, we used a range of discount rates between 17.0% and 19.0% (rounded), which were calculated using the Weighted Average Cost of Capital (“WACC”). WACC provides a fair return on total invested capital by weighting the expected yield rates indicated for the equity and debt components in proportion to their estimated percentages in an expected capital structure. The WACC represents the rate of return an investor would require to compensate them for the time value of their money and the risk inherent in the particular investment. The WACC is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows.

The following is a general discussion of the methods used in our derivation of the WACC:

where:
WACC	=	Weighted average cost of capital;
Rd	=	Pre-tax rate of return on debt capital;
t	=	Effective federal and state income tax rate;
d%	=	Debt capital as a percentage of the sum of the debt plus common and preferred equity capital;
Re	=	Rate of return on common equity capital; and
e%	=	Common equity capital as a percentage of the total capital

Rates of Return on Debt

The cost of debt capital is typically defined as the yield-to-maturity on comparable debt instruments traded in the public market, as adjusted for specific risk factors related to the subject company. Consequently, for purposes of our analysis, we selected the average yield of Baa-rated corporate debt to approximate the Company’s pre-tax rate of return on debt capital. According to Moody’s, the yield-to-maturity for Baa-rated debt as of May 4, 2006 is 6.77%. Consequently, applying a tax rate of 35.0% results in an after-tax cost of debt of 4.40%.

Rates of Return on Equity

The required rate of return on equity capital is estimated using the Capital Asset Pricing Model (“CAPM”). CAPM estimates the rate of return on common equity as the current risk-free rate of return on United States Treasury bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta is a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole.

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The CAPM rate of return on equity capital is calculated using the formula:

Where:
Re	=	Rate of return on equity capital;
Rf	=	Risk-free rate of return;
b	=	Beta or systematic risk for this type of equity investment;
Rm - Rf	=	Equity risk premium; the expected return on a broad portfolio of stocks in the market (Rm) less the risk free rate (Rf);
Rs	=	Small stock equity premium; and
Ris	=	Investment specific risk

Risk-Free Rate of Return

The 20-year United States Treasury Bond rate, as published by the Federal Reserve Statistical Release, of 5.38%, was used for our valuation. The risk-free rate of return represents the return on an investment that is practically “riskless” due to the very low probability of default.

Beta

Beta is a function of the relationship between the return on an individual security and the return on the market. Beta represents the systematic risk common to all securities, which cannot be eliminated through diversification. The beta for the market as a whole, the average beta, is 1.0. Securities that have betas greater than 1.0 are viewed as more risky than the market. Conversely, securities that have betas less than 1.0 are deemed less risky than the market. We calculated the appropriate beta coefficient to apply in our calculation of the cost of equity based on those of the five chosen Comparables. We de-levered the Comparables’ equity betas to eliminate the effect of leverage on each company’s equity beta, and re-levered them according to the average of the Comparables’ debt/equity ratio. This analysis resulted in a re-levered beta of 0.64.

Equity Risk Premium

The equity risk premium is the return investors require over and above the risk-free return, to compensate them for the additional risk involved in investing in non-Treasury bonds. This additional risk, in terms of the cost of capital, is the degree of uncertainty as to the realization of the expected future returns. We selected an equity risk premium of 7.1%, based on Ibbotson Associates’ (“Ibbotson”) historical average of large company stocks from 1926 to 2005. The equity risk premium is multiplied by the beta (() to estimate an investor’s expected equity return premium over risk free investments.

Small Stock Premium

We then adjusted the CAPM rate of return by applying a premium that reflects the additional risk of investments in small companies. The determination of size is presented by Ibbotson, which uses the market value of equity of an investment to determine an applicable size premium. This premium is derived from historical differences in returns between small companies and large companies, using data published by Ibbotson. For the year ended 2005, the average premium for micro-cap companies with a market value of equity of between $1.1 million and $169.2 million is 9.8%.

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Investment Specific Risk

We then further adjusted the CAPM rate of return by applying a premium that reflects the specific risk of the Company. Risks which we believe affect the valuation of the Company include, but are not limited to: (i) risks associated with the Company achieving its FY 2007 – 2011 projections which show significant improvement in profitability; and (ii) the cyclical consumer product aspect of the business model. As such, we applied a company-specific risk premium of 5.0%.

Based on the data presented above, we calculated a WACC range of approximately 17.0% to 19.0% (rounded).

Midyear Discounting Convention

For purposes of our analysis, we have assumed that the Company’s projected cash flows are received at midyear, approximating the effect of receiving the cash flows more or less evenly throughout the year.

Determination of Terminal Year Growth Rate

The terminal value used in our DCF approach is essentially an estimate of the value of the enterprise as of the end of the final period for which cash flow projections have been made. It is necessary to compute this value because, although we are confident that the Company will remain a viable going-concern beyond the final period, we cannot project with enough certainty the cash flows to be generated in any given period.

To arrive at a terminal multiple range, IC adjusted the Comparables’ average LTM EBITDA multiple as follows:

•

IC applied a 5.0% to 10.0% discount to the multiple because of the Company’s weak historical performance relative to the Comparables. However, due to the Company’s projected positive EBITDA in 2011, we believe that a lower discount relative to the adjustments made in the market approach is merited.

•	IC applied a 10.0% discount to the multiple because of the Company’s liquidity relative to the Comparables.
•

IC applied a 10.0% discount to the multiple because of the Company’s size relative to the Comparables. The Company’s projected $45.4 million of gross profit / earn admin fees in 2011 is still significantly lower than the average revenue for the Comparables of $549.0 million for the LTM December 31, 2005 period.

Based on the Comparables’ performance, liquidity, and size relative to the Company, IC believes that an appropriate discount rate for the average LTM EBITDA multiple would be in the range of 25.0% to 30.0%. The resulting discounted terminal multiple range for 2011E EBITDA of 6.6x to 7.0x implies a perpetuity growth rate range of 3.0% to 3.8%. The perpetuity growth rate assumes that the Company’s growth rate normalizes beyond the five year projection period to a rate that is in-line with long-term growth estimates of the overall economy. While companies can maintain high growth rates for extended periods of time, they will eventually approach “stable growth” in the long-term.

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The terminal value is calculated as follows:

Terminal Value
(EBITDAt+5
TM) / (1+R)^(t+5)

Where:
EBITDAt+5	=	EBITDA at year 5
TM	=	Terminal Multiple
R	=	Discount rate

The perpetuity growth rate is calculated as following:

G
[((EBITDAt+5
TM)
R)-CFt+5] / [CFt+5 + (EBITDAt+5
TM)]

Where:
G	=	Growth rate in perpetuity
EBITDAt+5	=	EBITDA at year 5
TM	=	Terminal Multiple
R	=	Discount rate
CFt+5	=	Cash Flow at year 5

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Projected cash flows for the Company are summarized below.

Projected Free Cash Flow

Discounted Cash Flow - Valuation Summary

Valuation Summary

The different valuation methodologies applied by IC resulted in the following range of implied equity values per share:

Valuation Summary

As the table above illustrates, based on our estimate of the fair value of the common stock, the Per Share Consideration of $0.75 is within this range and is fair from a financial point of view.

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